UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RADCOM Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.20 par value per share
(Title of Class of Securities)

M8186511 1
(CUSIP Number)

Zohar Zisapel
c/o RADCOM Ltd.
24 Raoul Wallenberg Street
Tel-Aviv  69719, Israel
(+972) 77-7745-060
 (Name, address and telephone number of person
authorized to receive notices and communications)

June 30, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8186511 1	SCHEDULE 13D/A

1.	Names of Reporting Persons Zohar Zisapel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,755,883(1)
	8.	SHARED VOTING POWER 44,460
	9.	SOLE DISPOSITIVE POWER 2,755,883(1)
	10.	SHARED DISPOSITIVE POWER 44,460
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,343 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.95% (2)
14.	TYPE OF REPORTING PERSON IN

___________________________________

(1) Includes options and warrants to acquire 283,037 Ordinary Shares exercisable currently or within 60 days of February 16, 2014.

(2) Based on 7,965,496 Ordinary Shares that the Issuer advised were issued and outstanding as of February 16, 2014 (including the options and warrants set forth in footnote 1 above).

This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by Zohar Zisapel (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on November 20, 2008, as amended and supplemented by Amendment No.1 filed by the Reporting Person with the SEC on February 10, 2011, as amended and supplemented by Amendment No.2 filed by the Reporting Person with the SEC on August 29, 2011 and as amended and  supplemented by Amendment No.3, filed by the Reporting Person with the SEC on February 27, 2012, and as amended and supplemented by Amendment No. 4 filed by the Reporting Person with the SEC on February 19, 2013 (the “Schedule 13D”) in respect of the Ordinary Shares, NIS 0.20 par value each (“Ordinary Shares”), of RADCOM Ltd., an Israeli company (the “Issuer”).

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.  Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information given herein below is based on 7,965,496 Ordinary Shares that the Issuer advised were issued and outstanding as of February 16, 2014 (including the options and warrants set forth below).

(a), (b)     See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 2,800,343 Ordinary Shares (representing approximately 33.95% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,996,472 Ordinary Shares held of record by the Reporting Person, (ii) 44,460 Ordinary Shares held of record by RAD Data Communications Ltd. ("RDC"), an Israeli company, (iii) 13,625 Ordinary Shares held of record by Klil & Michael Ltd., an Israeli company, (iv) 224,562 Ordinary Shares held of record by Michael & Klil Holdings (93) Ltd. (v) 238,187 Ordinary Shares held of record by Lomsha Ltd., an Israeli company, (vi)  options to acquire 147,500 Ordinary Shares at a weighted average exercise price of $5.54 per share, and (vii) 135,537 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.49 per share.  The Reporting Person is a principal shareholder and director of Lomsha Ltd., Michael & Klil Holdings (93) Ltd. and Klil and Michael Ltd. and, as such, may be deemed to have voting and dispositive power over the Ordinary Shares held by such companies.  The Reporting Person disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.  The Reporting Person and his brother Mr. Yehuda Zisapel and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the shares held by RDC. The options and warrants listed above are exercisable currently or within 60 days of February 16, 2014.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 23, 2013, the Issuer entered into an agreement, or the “Purchase Agreement,” with some selling shareholders, pursuant to which the Issuer agreed to issue to the selling shareholders an aggregate of 1,239,639 ordinary shares, or the “Shares”, and warrants, or the “Warrants,” exercisable into an aggregate of 413,213 ordinary shares, or the “Warrant Shares.”

The Reporting Person entered into the Purchase Agreement through two Israeli entities wholly owned by him, Klil & Michael Holdings (93) Ltd. and Lomsha Ltd. to purchase 406,610 ordinary shares and Warrants exercisable for 135,537 Warrant Shares.  In order for the Reporting Person to participate in the transaction through the entities controlled by him, the Issuer was required to receive shareholder approval, which was received on June 30, 2013.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 18, 2014

/s/ Zohar Zisapel Zohar Zisapel